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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 0 2009
DIVISION OF MARKET REGULATION

09041355

SECU[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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SEC FILE NUMBER
8-51820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Electronic Global Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 Broadway, Suite 405

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Watson (212)-286-1074 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin &Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

8/3/09

OATH OR AFFIRMATION

I, Linda Watson ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Global Securities, Inc. as

of December 31, 2008 ______________________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, State of New York
No.02RA6164327
Qualified in NEW YORK COUNTY
Commission Expires 04/10/2011

Linda Watson
Signature

Title Chief Financial Officer

Duly presented to me this 19th day of Feb. 2009
Rob Rahbari
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

AND
INDEPENDENT AUDITORS' REPORT

CONTENTS

December 31, 2008

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Electronic Global Securities, Inc.:

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited) as of December 31, 2008 for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above mentioned statement of financial condition, presents fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2009

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com POLARIS INTERNATIONAL
Member of the Center for Public Company Audit Firms Section of the American Institute of Certified Public Accountants Division for CPA firms.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Cash and cash equivalents	$ 79,716
Due from clearing broker	172,481
Accounts receivable, net of allowance for doubtful accounts of $6,073	27,995
Prepaid expenses and other assets	17,627
Total assets	$ 297,820
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 109,978
Due to related party	5,663
Total liabilities	115,641
Stockholder's equity:	
Common stock, $0.01 par value, 100,000 shares authorized, 23,000 shares issued and outstanding	230
Additional paid-in capital	5,564,882
Accumulated deficit	(5,382,933)
Total stockholder's equity	182,179
Total liabilities and stockholder's equity	$ 297,820

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

December 31, 2008

1. Summary of Significant Accounting Policies

Organizational Structure and Business Activity

The Company is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited"), a Cayman Islands corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces all customers' securities transactions to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers that clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates, and such differences may be material to the financial statements.

Accounts Receivable

The Company performs ongoing credit evaluations of their customers' financial condition and estimates an allowance for doubtful accounts based on the credit worthiness of the customers, historical trends and current economic conditions. As of December 31, 2008, the Company provided for an allowance for doubtful accounts of $6,073. The Company writes off accounts receivable when they are significantly past due, and are deemed by management to be uncollectible.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS No. 109), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Financial instruments are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

2. **Financial Instruments With Off-Balance-Sheet Credit Risk**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions to the clearing broker-dealer on a fully-disclosed basis.

The Company has potential exposure to credit risk for non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker requires the Company to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from the clearing broker on a daily basis. The Company maintains cash balances at the clearing broker, including the required clearing deposit in the amount of $150,000 pursuant to the clearing agreement, which is included in due from clearing broker on the accompanying statement of financial condition.

3. Income Taxes

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitability, a 100% valuation allowance amounting to approximately $2.1 million, has been provided against the deferred tax benefit. The increase in the valuation allowance for the year ended December 31, 2008 was approximately $100,000.

The Company has net operating loss carryforwards of approximately $5.3 million for federal tax purposes expiring in the years 2020 through 2028.

4. Retirement Plan

The Company and its affiliate Advanced Financial Applications, Inc. ("AFA") sponsor a 401(k) plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary.

The Company has no formal plan to provide any termination benefits and is not otherwise committed to provide such benefits except as provided in certain employment agreements.

5. Related Party Transactions

The Company has an expense sharing agreement with AFA, an affiliate through common ownership. Expenses that are common to both companies are allocated based on the terms of an expense sharing agreement between the two companies. The Company and AFA also share some vendors that bill all charges on one invoice. Those invoices are entered upon receipt on the company billed and the amount applicable is recorded through the intercompany account. The due to related party balance was $5,663 as of December 31, 2008.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital was $168,881, which was $68,881 in excess of the minimum amount required ($100,000). The Company's ratio of aggregate indebtedness to net capital as of December 31, 2008 was .68 to 1.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

7. Commitments

The Company and AFA signed a lease for office space under a lease agreement commencing in July 2008 and expiring in September 2012. The occupancy costs are allocated between the Company and AFA based on the usage of space.

Approximate total future minimum rental payments for the years ending December 31, are as follows:

Year Ending December 31,	Minimum Annual Rental Expense
2009	$ 230,000
2010	237,000
2011	243,000
2012	187,000
	$ 897,000

8. Concentrations of Credit Risk

The Company maintains cash balances with various financial institutions, which at times exceed the insured limits of the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation. The Company has not experienced any losses to date as a result of this policy.

Two customers represent approximately $16,800 or 66% of the gross accounts receivable. No other customer represents more than 10% of the gross accounts receivables.

9. Liquidity Matters

As of December 31, 2008 the Company had an accumulated deficit of $5,382,933 as of that date. AFA Limited has represented to us that they are committed to continue to provide additional capital when required.